NORTEK, INC.

CONTACT: **Nortek, Inc.**
             Richard L. Bready, Chairman
             Edward J. Cooney, Vice President and Treasurer
             (401) 751-1600

RELEASE: **IMMEDIATE**

NORTEK TO SELL PLY GEM INDUSTRIES TO CAXTON-ISEMAN CAPITAL IN TRANSACTION VALUED AT APPROXIMATELY $570 MILLION

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PROVIDENCE, RI, December 22, 2003—**Nortek, Inc.** ("**Nortek**"), a leading international designer, manufacturer and marketer of high-quality brand name building products, today announced the signing of a definitive agreement under which investment vehicles associated with Caxton-Iseman Capital, Inc. ("Caxton-Iseman") will acquire Ply Gem Industries, Inc. ("Ply Gem"), **Nortek's** wholly owned subsidiary, which encompasses **Nortek's** Windows, Doors and Siding segment, in a transaction valued at approximately $570 million. **Nortek** is owned by certain members of management and Kelso and Company, L.P.

With its headquarters in Kearney, Missouri, Ply Gem manufactures and distributes a range of products for use in the residential new construction, do-it-yourself and

- m o r e -

professional renovation markets. Principal products include vinyl siding, windows, patio

doors, fencing, railing, decking and accessories marketed under the Variform, Great

Lakes, Napco, CWD and Kroy brand names. Ply Gem's 2002 net sales were

approximately $509 million and the business has approximately 2,600 employees.

Richard L. Bready, **Nortek's** Chairman and Chief Executive Officer, said, "The sale of

Ply Gem is consistent with **Nortek's** strategy to continually review and strengthen its

core businesses. The net proceeds will enable **Nortek** to reduce outstanding

indebtedness and position **Nortek** to continue the profitable growth of its market-leading

businesses."

A commitment for debt financing for the transaction has been received from UBS Loan

Finance LLC. The debt-financing commitment and completion of the transaction, which

is expected to occur during the first quarter of 2004, are subject to customary closing

conditions.

UBS Securities LLC and Daroth Capital Advisors LLC served as financial advisors to

Nortek.

About **Nortek**

Nortek* (a wholly owned subsidiary of **Nortek Holdings, Inc.**) is a leading international

manufacturer and distributor of high-quality, competitively priced building, remodeling

NORTEK, INC., 50 KENNEDY PLAZA, PROVIDENCE, RHODE ISLAND 02903-2360 401-751-1600 FAX 401-751-4724 and indoor environmental control products for the residential and commercial markets.

Nortek offers a broad array of products for improving the environments where people live and work. Its products currently include: range hoods and other spot ventilation products; heating and air conditioning systems; vinyl products, including windows and doors, siding, decking, fencing and accessories; indoor air quality systems; and specialty electronic products.

*As used herein, the term "Nortek" refers to Nortek, Inc., together with its subsidiaries, unless the context indicates otherwise. This term is used for convenience only and is not intended as a precise description of any of the separate corporations, each of which manages its own affairs.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Nortek's current plans and expectations and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors impacting such forward-looking statements include the availability and cost of raw materials and purchased components, the level of construction and remodeling activity, changes in general economic conditions, the rate of sales growth, and product liability claims. Nortek undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise. For further information, please refer to the reports and filings of Nortek with the Securities and Exchange Commission.

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